UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 8, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated June 9, 2009 entitled ‘Completion of Merger of Australian Telecoms Operations’

2.	A news release dated June 17, 2009 entitled ‘Vodafone’s New Telecoms Management Service – Simplifying the Management of Fixed and Mobile Telecoms Services’

3.	A news release dated June 23, 2009 entitled ‘Boost your Mobile Signal at Home with Vodafone Access Gateway’

4.	Stock Exchange Announcement dated June 1, 2009 entitled ‘Director Declaration – Vodafone Group Plc (“the Company”)’

5.	Stock Exchange Announcement dated June 3, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated June 4, 2009 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated June 8, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated June 10, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated June 15, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated June 16, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

11.	Stock Exchange Announcement dated June 17, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated June 18, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement date June 23, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated June 26, 2009 entitled ‘Annual Information Update’

15.	Stock Exchange Announcement dated June 30, 2009 entitled ‘Voting Rights and Capital’

9 June 2009

COMPLETION OF MERGER OF AUSTRALIAN TELECOMS OPERATIONS

Further to the announcement of 9 February 2009 and obtaining all necessary regulatory and shareholder approvals, Vodafone announces today that the merger of Vodafone Australia Limited and Hutchison 3G Australia Pty Limited has been completed.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

17 June 2009

VODAFONE’S NEW TELECOMS MANAGEMENT SERVICE - SIMPLIFYING THE MANAGEMENT OF

FIXED AND MOBILE TELECOMS SERVICES

Vodafone Global Enterprise – the division of Vodafone which manages the communications needs of the largest multinational companies worldwide – announces the launch of Vodafone telecoms management, a new service which combines and simplifies the management of fixed and mobile telecoms.

Vodafone telecoms management is a fully hosted service designed to remove the operational complexity of managing the telecoms environment for multinational businesses.

Underpinned by Vodafone’s global support and service level agreements, the service will give multinationals greater visibility and management control over their telecoms expenditure, as well as improve the quality of service delivered to employees.

The offering will also deliver a single, online management view of both their fixed and mobile telecoms services. Vodafone consultants will work with customers to assess and scope their current telecoms vendors and services, then develop a management plan aimed to deliver greater efficiency and reduce costs.

Additional key features include:

•                 A single online view of spend across all telecoms providers

•                 Full visibility of telecoms assets such as mobile and fixed devices

•                  Ability to control and manage mobile devices

•                  Capability to secure, lock and remotely wipe mobile devices

•                  Visibility of telecoms vendor contracts and the current contract status

The online management portal is tailored to each organisation to ensure that it interfaces with their existing company processes. For example, the service provides an employee self-service portal, enabling employees to order new mobile devices and update their profiles. The process of ordering a device and the type of device that an employee is allowed to order will be in line with each company’s set approval guidelines, policies and work flows.

“In this tough economic environment our customers are urgently seeking ways to reduce cost and simplify their processes,” said Nick Jeffery, Director, Vodafone Global Enterprise. “Very few global organisations have a complete and accurate view of their fixed and mobile telecoms landscape. Our telecoms management service has been developed in direct response to this need.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 March 2009, Vodafone had approximately 303 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

23 June 2009

BOOST YOUR MOBILE SIGNAL AT HOME WITH VODAFONE ACCESS GATEWAY

•                  Small, plug-in box that improves indoor coverage in the home

•                 Quick and easy to install – plugs into any home broadband line

•                 First of its kind in Europe – exclusively for Vodafone customers

A small plug-in box that will significantly improve customers’ mobile phone signal in their homes has been announced today by Vodafone UK.

Available online and in store from the 1July, the Vodafone Access Gateway service is the first of its kind anywhere in Europe. A neat box, similar in size to a router, plugs straight into any home broadband line to bring customers improved and more reliable 3 G coverage indoors.

Quick and easy to install, the Gateway works with all 3G handsets and can support up to four voice calls at any one time. Customers will no longer need to worry about missed calls on their mobiles due to inconsistent indoor coverage. With the new Vodafone Access Gateway customers will be able to take advantage of the full range of Vodafone services via their handset anywhere in the home.

The Gateway is available from free or as part of an inclusive price plan from as little as £15 a month. It is also available as a one off purchase for £160 or a monthly charge from as little as £5.

“The Vodafone Access Gateway will boost indoor mobile phone coverage for customers who today, find they need to move around the rooms in their home to get a consistent signal strength,” says Ian Shepherd, Consumer Director, Vodafone UK. “We are committed to delivering the best, most reliable network and this is another step towards maintaining a seamless service.”

The Vodafone Access Gateway can be ordered from July 1 at vodafone.co.uk/gateway or in Vodafone stores and is delivered to the customer. Customers then register online the mobile numbers they want linked to the Vodafone Access Gateway and within 24 hours the full service will be ready and working.

- ends -

For further information please contact:

Vodafone UK External Communications

+44 (0) 1635 666777

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement on 26 May 2009 of the appointment of Michel Combes and Steve Pusey as Executive Directors of the Company with effect from 1 June 2009, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules:-

Michel Combes holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of Appointment	Date of Resignation

PagesJaunes Groupe	2003	2005

Assystem SA	2006

Altamir Amboise	2006	2008

Europacorp	2007	2008

Infogrames Entertainment	2008

Atos origin	2008	2009

Steve Pusey has not held any directorships in any publicly quoted companies in the past five years.

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 June 2009

Number of ordinary shares transferred:	181,681

Highest transfer price per share:	118.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,319,157,075 of its ordinary shares in treasury and has 52,487,432,168 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 June 2009

Number of ordinary shares transferred:	33,843

Highest transfer price per share:	117.7p

Lowest transfer price per share:	117.7p

Following the above transfer, Vodafone holds 5,319,123,232 of its ordinary shares in treasury and has 52,487,466,011 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 June 2009

Number of ordinary shares transferred:	68,050

Highest transfer price per share:	113p

Lowest transfer price per share:	113p

Following the above transfer, Vodafone holds 5,319,055,182 of its ordinary shares in treasury and has 52,487,547,870 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 June 2009

Number of ordinary shares transferred:	15,007

Highest transfer price per share:	112.6p

Lowest transfer price per share:	112.6p

Following the above transfer, Vodafone holds 5,319,040,175 of its ordinary shares in treasury and has 52,487,562,877 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 June 2009

Number of ordinary shares transferred:	257,384

Highest transfer price per share:	113.3p

Lowest transfer price per share:	112p

Following the above transfer, Vodafone holds 5,318,782,791 of its ordinary shares in treasury and has 52,487,857,399 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of Enhancement	No. of shares	No. of shares
	award shares (1)	sold (2)	transferred(3)
Vittorio Colao*	153,671	63,049	90,622
Warren Finegold	218,133	89,479	128,654
Andrew Nigel Halford*	275,820	113,131	162,689
Terry Kramer	103,849	42,623	61,226
Steve Pusey*	93,670	38,449	55,221
Nick Read	100,450	41,229	59,221
Frank Rovekamp	142,984	57,238	85,746

(1)      These share awards which were granted on 15 June 2007 have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan and terms of the Vodafone Group Deferred Share Bonus Plan. Based on the performance achieved, 100% of the shares comprised in the Enhancement Awards have vested.

(2)      The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“CEFS”) were sold on behalf of directors/PDMRs on 15 June 2009. These share sales were made at 113.8117 pence per share to satisfy the tax liabilities arising on the vesting of the Enhancement Awards.

(3)      The figures in column C are the net number of shares that the Company has been advised by UBS CEFS were on 15 June 2009 transferred to the directors in satisfaction of the vesting of the awards disclosed in column A.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Mr V Colao	1,136,771
Mr A Halford	1,373,984
Mr S Pusey	309,514

The Company was notified of these changes on 15 June 2009.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 June 2009

Number of ordinary shares transferred:	1,851,985

Highest transfer price per share:	114.7p

Lowest transfer price per share:	114.7p

Following the above transfer, Vodafone holds 5,316,930,806 of its ordinary shares in treasury and has 52,489,721,066 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 June 2009 by Computershare Trustees Limited that on 10 June 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 113.3p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	222
Andrew Halford*	222
Matthew Kirk	222
Terry Kramer	222
Stephen Scott	222

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 June 2009

Number of ordinary shares transferred:	232,545

Highest transfer price per share:	121.8p

Lowest transfer price per share:	121.8p

Following the above transfer, Vodafone holds 5,316,698,261 of its ordinary shares in treasury and has 52,489,975,553 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of Vodafone Group Plc’s Annual Report on 2 June 2009.

Vodafone Group Plc (“Vodafone”) announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets, between 24 June 2008 and 24 June 2009. The information referred to in this document was up to date at the time the information was published but may now be out of date. The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document. For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below. Neither this Annual Information Update, nor the information referred to in it, constitutes, by virtue of this communication, an offering of securities or otherwise constitutes an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in any company within the Vodafone Group.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service. These announcements can be obtained from the London Stock Exchange’s website, www.londonstockexchange.com/marketnews using the code VOD or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
23 Jun 09	Transaction in Own Shares
18 Jun 09	Director/PDMR Shareholding
17 Jun 09	Transaction in Own Shares
16 Jun 09	Director/PDMR Shareholding
15 Jun 09	Transaction in Own Shares
10 Jun 09	Transaction in Own Shares
09 Jun 09	Completion of Merger of Australian Telecoms Ops
08 Jun 09	Publication of Prospectus
08 Jun 09	Transaction in Own Shares
04 Jun 09	Transaction in Own Shares
03 Jun 09	Transaction in Own Shares
02 Jun 09	Annual Financial Report
01 Jun 09	Director Declaration
29 May 09	Transaction in Own Shares
28 May 09	Transaction in Own Shares
27 May 09	Publication of Prospectus
27 May 09	Transaction in Own Shares
26 May 09	Director/PDMR Shareholding
26 May 09	Directorate Change
21 May 09	Transaction in Own Shares
20 May 09	Transaction in Own Shares
19 May 09	Director/PDMR Shareholding
19 May 09	Final Results
15 May 09	Transaction in Own Shares
13 May 09	Transaction in Own Shares
30 Apr 09	Transaction in Own Shares
29 Apr 09	Transaction in Own Shares
27 Apr 09	Transaction in Own Shares

22 Apr 09	Transaction in Own Shares
21 Apr 09	Director/PDMR Shareholding
21 Apr 09	Transaction in Own Shares
17 Apr 09	Transaction in Own Shares
16 Apr 09	Transaction in Own Shares
08 Apr 09	Transaction in Own Shares
06 Apr 09	Director/PDMR Shareholding
06 Apr 09	Transaction in Own Shares
03 Apr 09	Transaction in Own Shares
02 Apr 09	Transaction in Own Shares
01 Apr 09	Director Declaration
31 Mar 09	Transaction in Own Shares
30 Mar 09	Publication of Prospectus
30 Mar 09	Re/Branding of Central Telecom
27 Mar 09	Samuel Jonah appointed as non/executive director
25 Mar 09	Transaction in Own Shares
24 Mar 09	Director/PDMR Shareholding
24 Mar 09	Director/PDMR Shareholding
23 Mar 09	Pan European Collaboration with Telefonica
23 Mar 09	Transaction in Own Shares
20 Mar 09	Transaction in Own Shares
18 Mar 09	Director/PDMR Shareholding
16 Mar 09	Transaction in Own Shares
11 Mar 09	Transaction in Own Shares
05 Mar 09	Transaction in Own Shares
04 Mar 09	Transaction in Own Shares
27 Feb 09	Transaction in Own Shares
25 Feb 09	Transaction in Own Shares
19 Feb 09	Publication of Prospectus
18 Feb 09	Transaction in Own Shares
17 Feb 09	Director/PDMR Shareholding
17 Feb 09	Transaction in Own Shares
16 Feb 09	Transaction in Own Shares
13 Feb 09	Director/PDMR Shareholding
13 Feb 09	Transaction in Own Shares
12 Feb 09	Transaction in Own Shares
11 Feb 09	Transaction in Own Shares
10 Feb 09	Transaction in Own Shares
09 Feb 09	Agreement with Hutchison to Merge Australian Ops
04 Feb 09	Transaction in Own Shares
03 Feb 09	Interim Management Statement
30 Jan 09	Blocklisting Interim Review
30 Jan 09	Transaction in Own Shares
28 Jan 09	Completion of Offer for Wayfinder
28 Jan 09	Transaction in Own Shares
27 Jan 09	Notification of Major Interests in Shares
26 Jan 09	Information relating to Interim Management Statements
21 Jan 09	Transaction in Own Shares
20 Jan 09	Director/PDMR Shareholding
16 Jan 09	Director/PDMR Shareholding
15 Jan 09	Publication of Prospectus
15 Jan 09	Transaction in Own Shares
14 Jan 09	Transaction in Own Shares
13 Jan 09	Publication of Prospectus
13 Jan 09	Transaction in Own Shares
09 Jan 09	Transaction in Own Shares
08 Jan 09	Transaction in Own Shares
07 Jan 09	Transaction in Own Shares

06 Jan 09	Transaction in Own Shares
02 Jan 09	Re: Offer Document for Wayfinder Systems AB
31 Dec 08	Transaction in Own Shares
24 Dec 08	Transaction in Own Shares
19 Dec 08	Transaction in Own Shares
18 Dec 08	Director/PDMR Shareholding
18 Dec 08	Completion of Acquisition of stake in Polkomtel
17 Dec 08	Transaction in Own Shares
16 Dec 08	Transaction in Own Shares
15 Dec 08	Transaction in Own Shares
12 Dec 08	Publication of Prospectus
12 Dec 08	Transaction in Own Shares
11 Dec 08	Transaction in Own Shares
10 Dec 08	Transaction in Own Shares
09 Dec 08	Publication of Supplementary Prospectus
09 Dec 08	Recommended Cash Offer for Wayfinder Systems AB
09 Dec 08	Transaction in Own Shares
08 Dec 08	International Mobile Money Transfers Pilot
05 Dec 08	Director/PDMR Shareholding
05 Dec 08	Transaction in Own Shares
04 Dec 08	Publication of Final Terms
03 Dec 08	Publication of Final Terms
03 Dec 08	Publication of Prospectus
03 Dec 08	Publication of Prospectus
03 Dec 08	Publication of Prospectus
03 Dec 08	Publication of Prospectus
03 Dec 08	Publication of Prospectus
03 Dec 08	Transaction in Own Shares
02 Dec 08	Publication of Prospectus
02 Dec 08	Publication of Prospectus
02 Dec 08	Publication of Prospectus
01 Dec 08	Publication of Prospectus
28 Nov 08	Transaction in Own Shares
27 Nov 08	Publication of Prospectus
27 Nov 08	Publication of Prospectus
26 Nov 08	Transaction in Own Shares
25 Nov 08	Publication of Prospectus
25 Nov 08	Director/PDMR Shareholding
20 Nov 08	Transaction in Own Shares
19 Nov 08	Director/PDMR Shareholding
19 Nov 08	Transaction in Own Shares
18 Nov 08	Transaction in Own Shares
17 Nov 08	Transaction in Own Shares
14 Nov 08	Transaction in Own Shares
13 Nov 08	Director/PDMR Shareholding
13 Nov 08	Transaction in Own Shares
12 Nov 08	Transaction in Own Shares
11 Nov 08	Publication of Prospectus
11 Nov 08	Interim Results
11 Nov 08	Transaction in Own Shares
10 Nov 08	Transaction in Own Shares
06 Nov 08	Acquisition of additional 15% Stake in Vodacom
06 Nov 08	Transaction in Own Shares
05 Nov 08	Transaction in Own Shares
04 Nov 08	Transaction in Own Shares
31 Oct 08	Total Voting Rights
30 Oct 08	Strategic Partnership with MTS
29 Oct 08	Acquisition of additional stake in Polkomtel

29 Oct 08	Transaction in Own Shares
22 Oct 08	Transaction in Own Shares
21 Oct 08	Transaction in Own Shares
20 Oct 08	Transaction in Own Shares
17 Oct 08	Director/PDMR Shareholding
17 Oct 08	Transaction in Own Shares
15 Oct 08	Transaction in Own Shares
14 Oct 08	Transaction in Own Shares
10 Oct 08	Transaction in Own Shares
09 Oct 08	Statement regarding Vodacom
09 Oct 08	Transaction in Own Shares
08 Oct 08	Transaction in Own Shares
06 Oct 08	Transaction in Own Shares
03 Oct 08	Transaction in Own Shares
02 Oct 08	Transaction in Own Shares
30 Sept 08	Director/PDMR Shareholding
30 Sept 08	Total Voting Rights
29 Sept 08	Management Changes
26 Sept 08	Transaction in Own Shares
25 Sept 08	Transaction in Own Shares
24 Sept 08	Transaction in Own Shares
19 Sept 08	Transaction in Own Shares
18 Sept 08	Transaction in Own Shares
17 Sept 08	Director/PDMR Shareholding
17 Sept 08	Transaction in Own Shares
16 Sept 08	Transaction in Own Shares
15 Sept 08	Transaction in Own Shares
12 Sept 08	Transaction in Own Shares
11 Sept 08	Transaction in Own Shares
10 Sept 08	Transaction in Own Shares
09 Sept 08	Senior Management and Organisational Changes
09 Sept 08	Transaction in Own Shares
08 Sept 08	Transaction in Own Shares
05 Sept 08	Transaction in Own Shares
04 Sept 08	Transaction in Own Shares
03 Sept 08	Transaction in Own Shares
02 Sept 08	Transaction in Own Shares
29 Aug 08	Transaction in Own Shares
28 Aug 08	Transaction in Own Shares
27 Aug 08	Transaction in Own Shares
26 Aug 08	Transaction in Own Shares
22 Aug 08	Transaction in Own Shares
21 Aug 08	Transaction in Own Shares
20 Aug 08	Transaction in Own Shares
19 Aug 08	Director/PDMR Shareholding
19 Aug 08	Transaction in Own Shares
18 Aug 08	Director/PDMR Shareholding
18 Aug 08	Transaction in Own Shares
18 Aug 08	Completion of Ghana Telecom
15 Aug 08	Director/PDMR Shareholding
15 Aug 08	Transaction in Own Shares
14 Aug 08	Transaction in Own Shares
13 Aug 08	Transaction in Own Shares
12 Aug 08	Transaction in Own Shares
11 Aug 08	Transaction in Own Shares

08 Aug 08	Director/PDMR Shareholding
08 Aug 08	Transaction in Own Shares
07 Aug 08	Transaction in Own Shares
06 Aug 08	Transaction in Own Shares
05 Aug 08	Transaction in Own Shares
04 Aug 08	Director/PDMR Shareholding
04 Aug 08	Transaction in Own Shares
01 Aug 08	Blocklisting Interim Review
31 Jul 08	Transaction in Own Shares
29 Jul 08	Director/PDMR Shareholding
29 Jul 08	Result of AGM
28 Jul 08	Transaction in Own Shares
25 Jul 08	Transaction in Own Shares
24 Jul 08	Transaction in Own Shares
23 Jul 08	Share Repurchase Programme
22 Jul 08	Interim Management Statement
21 Jul 08	Transaction in Own Shares
17 Jul 08	Re: Interim Management Statement
17 Jul 08	Transaction in Own Shares
16 Jul 08	Director/PDMR Shareholding
16 Jul 08	Transaction in Own Shares
15 Jul 08	Publication of Prospectus
15 Jul 08	Transaction in Own Shares
11 Jul 08	Transaction in Own Shares
10 Jul 08	Transaction in Own Shares
08 Jul 08	Transaction in Own Shares
07 Jul 08	Director/PDMR Shareholding
04 Jul 08	Transaction in Own Shares
03 Jul 08	Acquisition of 70% stake in Ghana Telecom
02 Jul 08	Director/PDMR Shareholding
02 Jul 08	Additional Listing
30 Jun 08	Transaction in Own Shares
26 Jun 08	Transaction in Own Shares
25 Jun 08	Annual Information Update
24 Jun 08	Transaction in Own Shares

2. RNS Reach Releases

Vodafone published the following announcements via RNS Reach. These announcements can be obtained from the London Stock Exchange’s website, www.londonstockexchange.com/marketnews using the code VOD or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
23 Jun 09	Vodafone Access Gateway
17 Jun 09	New Telecoms Management Service
14 May 09	Vodafone UK Roaming Tariffs
12 May 09	Vodafone To Redefine Mobile Internet Experience
17 Apr 09	New Agreement with OnMobile
01 Apr 09	Verizon Wireless to join Joint Innovation Lab
25 Mar 09	Partnership Agreement with DTAC, Thailand
20 Mar 09	Partner Network with Tango in Luxembourg
18 Mar 09	Launch of Standard Global Service Level Agreement
11 Mar 09	Switches to DRM Free MP3 Format
26 Feb 09	Agreement with Microsoft
19 Feb 09	Joint Trials of LTE Technology
17 Feb 09	Vodafone and HTC Unveil Android/Powered HTC Magic
17 Feb 09	Vodafone to Boost Backhaul Capacity

17 Feb 09	Trial of 3G Signal Booster Box
16 Feb 09	Agreement with Opera Software
16 Feb 09	Vodafone Launches New Range of Mobile Phones
16 Feb 09	HSPA+ Speeds in Excess of 20Mbps in Trials
28 Jan 09	Vodafone and Du Sign Strategic Partnership
15 Jan 09	HSPA+ Mobile Broadband Trials
17 Dec 08	Vodafone brings Last.Fm Music Experience to Mobile
11 Dec 08	Vodafone and MTV launch Vodafone Fast-track
08 Oct 08	Exclusive Launch of BlackBerry Storm
08 Sept 08	Trial of New Messaging App on Facebook
04 Sept 08	European Retail Agreement with Dell
30 Jun 08	Launch of Music Platform with MySpace

3. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA. Documents submitted to the FSA can be viewed at the UK Listing Authority’s Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

DATE	DOCUMENT

02 Jun 09	Review of the Year and Notice of Annual General Meeting 2009
02 Jun 09	Annual Report for the year ended 31 March 2009
10 Jun 09	Review of the Year and Notice of Annual General Meeting 2009

4. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC by virtue of Vodafone’s listing on the New York Stock Exchange through its American Depositary Receipt Programme and are available for viewing on the Securities and Exchange Commission’s website at www.sec.gov/edgar/searchedgar/webusers.htm.

DATE	TYPE	DESCRIPTION
10 Jun 09	8-A12B	Registration of Securities
08 Jun 09	6-K	Report of Foreign Issuer
05 Jun 09	424B5	Prospectus
04 Jun 09	FWP	Filing Under Securities Act Rules 163/433 of Free Writing Prospectuses
03 Jun 09	6-K	Report of Foreign Issuer
01 Jun 09	20-F	Annual and Transition Report of Foreign Private Issuers
26 May 09	6-K	Report of Foreign Issuer
20 May 09	6-K	Report of Foreign Issuer
11 May 09	6-K	Report of Foreign Issuer
06 Apr 09	6-K	Report of Foreign Issuer
27 Mar 09	6-K	Report of Foreign Issuer
05 Mar 09	6-K	Report of Foreign Issuer
20 Feb 09	6-K	Report of Foreign Issuer
11 Feb 09	6-K	Report of Foreign Issuer
11 Feb 09	6-K	Report of Foreign Issuer
05 Feb 09	6-K	Report of Foreign Issuer
04 Feb 09	6-K	Report of Foreign Issuer
28 Jan 09	6-K	Report of Foreign Issuer
27 Jan 09	6-K	Report of Foreign Issuer
09 Jan 09	6-K	Report of Foreign Issuer
05 Jan 09	6-K	Report of Foreign Issuer
10 Dec 08	6-K	Report of Foreign Issuer
05 Dec 08	6-K	Report of Foreign Issuer
19 Nov 08	6-K	Report of Foreign Issuer

12 Nov 08	6-K	Report of Foreign Issuer
12 Nov 08	6-K	Report of Foreign Issuer
07 Nov 08	6-K	Report of Foreign Issuer
04 Nov 08	6-K	Report of Foreign Issuer
14 Oct 08	6-K	Report of Foreign Issuer
06 Oct 08	6-K	Report of Foreign Issuer
03 Oct 08	6-K	Report of Foreign Issuer
30 Sept 08	6-K	Report of Foreign Issuer
10 Sept 08	6-K	Report of Foreign Issuer
04 Sept 08	6-K	Report of Foreign Issuer
06 Aug 08	6-K	Report of Foreign Issuer
06 Aug 08	6-K	Report of Foreign Issuer
29 Jul 08	6-K	Report of Foreign Issuer
23 Jul 08	6-K	Report of Foreign Issuer
22 Jul 08	6-K	Report of Foreign Issuer
18 Jul 08	6-K	Report of Foreign Issuer
07 Jul 08	6-K	Report of Foreign Issuer
25 Jun 08	6-K	Report of Foreign Issuer

5. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companieshouse.gov.uk.

DATE	TYPE	DESCRIPTION
16 Jun 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
16 Jun 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
12 Jun 09	88(2)	Return of Allotment of Shares
12 Jun 09	88(2)	Return of Allotment of Shares
01 Jun 09	88(2)	Return of Allotment of Shares
01 Jun 09	88(2)	Return of Allotment of Shares
01 Jun 09	88(2)	Return of Allotment of Shares
01 Jun 09	88(2)	Return of Allotment of Shares
01 Jun 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
01 Jun 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 May 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 May 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 May 09	88(2)	Return of Allotment of Shares
15 May 09	88(2)	Return of Allotment of Shares
15 May 09	88(2)	Return of Allotment of Shares
15 May 09	88(2)	Return of Allotment of Shares
15 May 09	88(2)	Return of Allotment of Shares
21 Apr 09	88(2)	Return of Allotment of Shares
21 Apr 09	88(2)	Return of Allotment of Shares
21 Apr 09	88(2)	Return of Allotment of Shares
21 Apr 09	88(2)	Return of Allotment of Shares
20 Apr 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
20 Apr 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 Apr 09	288a	Director Appointment
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	88(2)	Return of Allotment of Shares
07 Apr 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
07 Apr 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury

17 Mar 09	88(2)	Return of Allotment of Shares
17 Mar 09	88(2)	Return of Allotment of Shares
17 Mar 09	88(2)	Return of Allotment of Shares
17 Mar 09	88(2)	Return of Allotment of Shares
17 Mar 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
17 Mar 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
25 Feb 09	88(2)	Return of Allotment of Shares
25 Feb 09	88(2)	Return of Allotment of Shares
24 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
24 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
24 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
24 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
07 Feb 09	88(2)	Return of Allotment of Shares
06 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
06 Feb 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
14 Jan 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
14 Jan 09	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
14 Jan 09	88(2)	Return of Allotment of Shares
23 Dec 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
23 Dec 08	88(2)	Return of Allotment of Shares
23 Dec 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
23 Dec 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
16 Dec 08	88(2)	Return of Allotment of Shares
16 Dec 08	88(2)	Return of Allotment of Shares
16 Dec 08	88(2)	Return of Allotment of Shares
16 Dec 08	88(2)	Return of Allotment of Shares
09 Dec 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
25 Nov 08	88(2)	Return of Allotment of Shares
25 Nov 08	88(2)	Return of Allotment of Shares
25 Nov 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
25 Nov 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
25 Nov 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
11 Nov 08	88(2)	Return of Allotment of Shares
11 Nov 08	88(2)	Return of Allotment of Shares
11 Nov 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
11 Nov 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
22 Oct 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
22 Oct 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
21 Oct 08	88(2)	Return of Allotment of Shares
21 Oct 08	88(2)	Return of Allotment of Shares
15 Oct 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 Oct 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
09 Oct 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
09 Oct 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
08 Oct 08	RES01	Alteration to Memorandum and Articles
03 Oct 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
03 Oct 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
30 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
30 Sept 08	88(2)	Return of Allotment of Shares
30 Sept 08	88(2)	Return of Allotment of Shares
30 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury

30 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
22 Sept 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
22 Sept 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
22 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
17 Sept 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
15 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
12 Sept 08	363a	Annual Return
09 Sept 08	169(1B)	Return by a public company purchasing its own shares for holding in treasury
09 Sept 08	169(1B)	Return by a public company purchasing its own shares for holding in treasury
04 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
04 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
04 Sept 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
27 Aug 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
20 Aug 08	AA	Full Accounts Made Up To 31 Mar 08
19 Aug 08	288b	Director Resigned
15 Aug 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
15 Aug 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
14 Aug 08	169(1B)	Return by a Public Company Purchasing its own Shares for Holding in Treasury
13 Aug 08	288b	Director Resigned
13 Aug 08	288b	Director Resigned
07 Aug 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
07 Aug 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
07 Aug 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
06 Aug 08	88(2)	Return of Allotment of Shares
06 Aug 08	88(2)	Return of Allotment of Shares
06 Aug 08	88(2)	Return of Allotment of Shares
06 Aug 08	88(2)	Return of Allotment of Shares
05 Aug 08	MEM/ARTS	Articles of Association
05 Aug 08	RES01	Power Conferred On The Directors Be Renewed 29 Jul 08
Max Amount of Shares Purchased 5,300,000,000. Min Price Paid Us11 3/7 Cents 29 Jul 08
Alter Articles 29 Jul 08
24 Jul 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
24 Jul 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
18 Jul 08	88(2)	Return of Allotment of Shares
18 Jul 08	88(2)	Return of Allotment of Shares
18 Jul 08	88(2)	Return of Allotment of Shares
18 Jul 08	88(2)	Return of Allotment of Shares
18 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
08 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares
01 Jul 08	88(2)	Return of Allotment of Shares

26 Jun 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury
26 Jun 08	169A(2)	Return by a Public Company Cancelling or Selling or Transferring Shares from Treasury

5. Information provided to shareholders

Vodafone provided the following information to shareholders. Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

DATE	DOCUMENT

02 Jun 09	Review of the Year and Notice of Annual General Meeting 2009
02 Jun 09	Annual Report for the year ended 31 March 2009

Further information is available on Vodafone’s website at www.vodafone.com or by contacting Philip Howie, Deputy Group Company Secretary (+ 44 (0) 1635 33251).

VODAFONE GROUP PLC
VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 57,806,692,011 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 5,316,698,261 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 52,489,993,750. This figure 52,489,993,750 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 8, 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary